FORM 4

/ / Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

Lilly, Peter B
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(Last)(First)(Middle)

50 Jerome Lane
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(Street)

Fairview Heights, IL 62208
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(City)(State)(Zip)

2. Issuer Name and Ticker or Trading Symbol

PENN VIRGINIA CORPORATION (PVA)

3. Statement for Month/Year
July 2000

4. If Amendment, Date of Original (Month/Year)

5. Relationship of Reporting Person to Issuer
(Check if applicable)

___X_ Director	_____ 10% Owner
_____ Officer (Give title below)	_____ Other (specify below)

_________________________________

6. Individual or Joint/Group Filing
(Check applicable line)
_X__ Form filed by one Reporting Person
____ Form filed by more than one Reporting Person

Table I

Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Mo/Day/Yr)	3. Transaction Code
		Code	V
Common stock, $6.25 par value	2/9/00	A	V
Common stock, $6.25 par value	5/2/00	A

1. Title of Security	4. Securities Acquired (A) or Disposed of (D)
	Amount	(A) or (D)	Price
Common stock, $6.25 par value	38(a)	A	17.0625
Common stock, $6.25 par value	1,277	A	(b)

1. Title of Security	5. Amount of Securities Beneficially owned at end of month	6. Ownership Form Direct (D) or Indirect(I)
Common stock $6.25 par value
Common stock $6.25 par value	2,635	D

1. Title of Security	7. Nature of Indirect Beneficial Ownership
Common stock $6.25 par value
Common stock $6.25 par value

Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)

1. Title of Derivative Security	4. Transaction Code	5. Number of Derivatives Securities Acquired (A) or Disposed (D) of

1. Title of Derivative Security	6. Date Exercisable and Expiration Date (Mo/Day/Yr)	7. Title and Amount of Underlying Securities

1. Title of Derivative Security	8. Price of Derivative Security	9. Number of Derivative Securities Beneficailly Owned at End of Month

1. Title of Derivative Security	10. Ownership form of Derivative Security Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership

Explanation of Responses
(a) These 38 shares were included in the total in Item 5 of the Form 4 filed on April 6, 2000.

(b) Includes 186 shares at $17.00, 1,050 shares at $18.625 and 38 shares at $19.4375.

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

__Peter B. Lilly_____________	August 10, 2000_
Signature of Reporting Person	Date

By: /s/ Nancy M. Snyder, Esquire

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Nancy M. Snyder, Esquire
Corporate Secretary
Authorized Signer